BARRICK GOLD CORPORATION Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax: 416.861.2492

July 25, 2014

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Tia L. Jenkins Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining Securities and Exchange Commission

Re:	Barrick Gold Corporation

Form 40-F for Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 001-09059

Dear Ms. Jenkins:

We hereby acknowledge receipt of the comment letter dated July 25, 2014 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2013 (the “40-F”).

You have requested a response to your comments set out in the Comment Letter within 10 business days. Unfortunately, as discussed with James Giugliano, due to travel and vacation schedules, the appropriate people will not have had an opportunity to review the Comment Letter and prepare the response. We will provide our response by August 29, 2014.

Please do not hesitate to contact me if you have any questions concerning the foregoing.

Yours truly,

/s/ David W. Simpson
David W. Simpson Vice President and Senior Counsel